UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Titan Energy Worldwide, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

88828R204

(CUSIP Number)

Nathan J. Mazurek

Pioneer Power Solutions, Inc.

400 Kelby Street, 9th Floor

Fort Lee, NJ 07024

(212) 867-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88828R204
1. Names of Reporting Persons. Pioneer Power Solutions, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power --(1)
8. Shared Voting Power --(1)
9. Sole Dispositive Power --(1)
10. Shared Dispositive Power --(1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person --(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) --(1)
14. Type of Reporting Person (See Instructions) CO

(1) On December 31, 2014, pursuant to the Plan and Agreement of Merger, dated as of December 31, 2014, by and between the Issuer and PTES Acquisition II Corp., a Nevada corporation and a wholly-owned subsidiary of Pioneer Power Solutions, Inc., the Issuer merged with and into PTES Acquisition II Corp. and the separate existence of the Issuer ceased.

CUSIP No. 88828R204
1. Names of Reporting Persons. PTES Acquisition II Corp. (1)
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power --(2)
8. Shared Voting Power --(2)
9. Sole Dispositive Power --(2)
10. Shared Dispositive Power --(2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person --(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) --(2)
14. Type of Reporting Person (See Instructions) CO

(1) PTES Acquisition II Corp. is the successor by merger to PTES Acquisition Corp. and a wholly-owned subsidiary of Pioneer Power Solutions, Inc.

(2) On December 31, 2014, pursuant to the Plan and Agreement of Merger, dated as of December 31, 2014, by and between the Issuer and PTES Acquisition II Corp., a Nevada corporation and a wholly-owned subsidiary of Pioneer Power Solutions, Inc., the Issuer merged with and into PTES Acquisition II Corp. and the separate existence of the Issuer ceased.

Explanatory Notes:

This Amendment No. 1 amends and supplements the Schedule 13D, filed jointly by the Reporting Persons on December 3, 2014 (the “Original Statement”). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Original Statement. Except as set forth below, there are no changes to the information set forth in the Original Statement.

Item 2. Identity and Background.

On December 31, 2014, a Reporting Person, PTES Acquisition Corp., merged with and into PTES Acquisition II Corp., with PTES Acquisition II Corp. as the surviving entity. Accordingly, PTES Acquisition II Corp. is a successor by merger to PTES Acquisition Corp.

Item 4. Purpose of the Transaction.

Item 4 of the Original Statement is hereby supplemented as follows:

On December 31, 2014, the Reporting Persons caused the Issuer to be merged with and into PTES Acquisition II Corp., a Nevada corporation and a wholly-owned subsidiary of the Reporting Persons, pursuant to Section 92A.180 of the Nevada Revised Statutes and that certain Plan and Agreement of Merger, dated as of December 31, 2014, by and between the Issuer and PTES Acquisition II Corp., a Nevada corporation and a wholly-owned subsidiary of Pioneer Power Solutions, Inc., with PTES Acquisition II Corp. as the surviving entity (the “Merger”). Prior to the Merger, the Reporting Persons had completed the acquisition of 100% of the Series D Convertible Preferred Stock from 24 individual stockholders and owned 96% of the outstanding shares of the Issuer’s capital stock entitled to vote on a merger.

Upon the effectiveness of the Merger, the Issuer ceased to exist as a separate entity, and each outstanding share of the Issuer’s common stock was cancelled and converted into the right to receive the merger consideration of $0.0007 per share of the Issuer’s common stock. As a result of the Merger, the Issuer ceased to be a public reporting company and its common stock is no longer quoted for trading.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2015	Pioneer Power Solutions, Inc.

	By:	/s/ Nathan Mazurek
	Name:	Nathan Mazurek
	Title:	President, Chief Executive Officer and Chairman of the Board of Directors

PTES Acquisition Corp.

	By:	/s/ Nathan Mazurek
	Name:	Nathan Mazurek
	Title:	President, Chief Executive Officer and Chairman of the Board of Directors